

December 24, 2013

Neal V. Fenwick
Chief Financial Officer
ACCO Brands Corporation
300 Tower Parkway
Lincolnshire, Illinois 60069

      Re: **ACCO Brands Corporation**
               Form 10-K for the year ended December 31, 2012
               Filed February 28, 2013
               File No. 001-08454

Dear Mr. Fenwick:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                     Sincerely,

                                     /s/ David R. Humphrey

                                     David R. Humphrey
                                     Accounting Branch Chief